EXHIBIT 99.1

NXT Energy Solutions Announces Results of Annual Meeting of Shareholders

CALGARY, Alberta, June 27, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to provide the voting results from its Annual Meeting of Shareholder held on June 25, 2019.

Shareholders voted on and approved the following proposals:

  Number of Directors.  Set the number of directors to be elected at the meeting at five (5).

  Re-elect Directors.  Re-elect the incumbent five directors of the Company.

  Auditors.  Appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors of the Company.

  Extension of Warrants. To seek approval for a twelve month (12) month extension of the expiry date of AGV 3,421,648 warrants to February 16, 2020. This vote was conducted on a disinterested basis (i.e. excluding shares voted by interested shareholders)

  Unallocated Options. To seek approval for the Company’s Amended and Restated Stock Option Plan for an additional three years.

  Deferred Share Unit Plan.  To seek approval for the Company’s new Deferred Share Unit Plan.

Further details of the foregoing proposals are set out in the Company’s Information Circular dated May 10, 2019.  This document is posted on the Company’s website and filed on www.sedar.com.

The specific voting results were as follows:

Resolution	Votes For	% of Votes For	Votes Withheld/ Against	% of Votes Withheld/ Against
Set the number of directors at five (5)	Carried
Election of George Liszicasz as director	34,454,448	93.09%	2,557,814	6.91%
Election of Charles Selby as director	32,771,160	88.54%	4,241,102	11.46%
Election of John Tilson as director	33,345,797	90.09%	3,666,465	9.91%
Election of Thomas E. Valentine as director	33,000,133	89.16%	4,012,129	10.84%
Election of Bruce G. Wilcox as director	33,372,797	90.17%	3,639,465	9.83%
Appointment of KPMG LLP as the auditors of the Company	Carried
Extension of Warrants	24,755,967	92.55%	1,991,349	7.45%
Unallocated Options	34,469,389	93.13%	2,542,873	6.87%
Deferred Share Unit Plan	34,831,510	94.11%	2,180,752	5.89%

The annual presentation to shareholders will shortly be available on our website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
Corporate Controller & Interim CFO	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com